Peak Expands New Financing Program, Adds 2nd Distributor with Over 250K Retail Clients

Montreal, Quebec--(Newsfile Corp. - November 19, 2020) - Peak Positioning Technologies Inc. (CSE: PKK) (OTCQX: PKKFF) ("Peak" or the "Company"), an innovative Fintech service provider to the Chinese commercial lending sector, today announced that it has signed an agreement with packaged foods wholesale distributor Beijing Jingying Corporate Management Ltd. ("BJM") to bring Peak's Cubeler Lending Hub financing solution to BJM and its more than 250,000 retail clients.

Peak launched a financing program powered by Lending Hub in October specifically designed to provide better cash flow flexibility to large wholesale distributors and their retail clients. The program, which recorded its first transactions a week ago, allows for retailers to have up to 90% of the price of the products they purchase from participating distributors financed by the Lending Hub's banks and lending institutions.

BJM is the second wholesale distributor to subscribe to the program joining consumer electronics product distributor Beijing Dianjing Company Ltd., which helped launch the program with its 60,000 plus online retail clients. BJM is a major distributor of a variety of popular products from China Oil and Foodstuffs Corporation (COFCO), for which it has exclusive distribution rights to approximately 200,000 Petro-China convenience stores and on online retail giant JD.com. COFCO is a state-owner food processing company. It's China's largest food processor, manufacturer and commodities trader. With operations in Japan, the US, the UK, Australia and Canada, it's one of the largest agribusiness groups in all of Asia.

Most recently BJM became an authorized distributor of RELX brand e-cigarettes, one of China's most popular and fastest growing brands of e-cigarettes, sold at over 3,000 retail outlets throughout the country.

"We are very pleased to be joining this wonderful financing program created by Peak," commented Mr. Yang Zhang, CEO of BJM. "We have no doubt that this will be extremely beneficial to most of our clients and we very much look forward to getting them signed up as quickly as possible," he went on to say.

"I would like to take this opportunity to welcome Mr. Zhang and BJM to our new Lending Hub financing program and look forward to working with him and his team," said Peak Group China CEO, Mr. Liang Qiu. "BJM's arrival to the program brings us a great mixture of online and offline stores and allows us to further showcase Lending Hub's versatility when it comes to its ability to help businesses up and down the supply chain whether they operate predominantly online or offline. We've noticed somewhat of a blurring of the online and offline retail space lately including JD.com announcing plans for a network of 5 million brick-and-mortar stores in the next 3 years. I think with Lending Hub's ability to process and analyze data coming from its member businesses both online and offline, Peak is ideally positioned to play an increasingly important role in this blurring or evolution of the retail space," concluded Mr. Qiu.

Wall Street Reporter's NEXT SUPER STOCK Livestream - November 19, 2020

Peak will be a featured presenter at Wall Street Reporter's NEXT SUPER STOCK livestream conference on Thursday November 19, 2020 at 12:30pm EST. CEO Johnson Joseph will discuss the addition of BJM to Peak's new financing program, the potential annual revenue it could bring and answer investor audience questions. Those interested can click the following link to register and join the livestream: Next Super Stock Livestream Registration

About Peak Positioning Technologies Inc.:

Peak Positioning Technologies Inc. is the parent company of a group of innovative financial technology (Fintech) subsidiaries operating in China's commercial lending industry. Peak's subsidiaries use technology, analytics and artificial intelligence to create an ecosystem of lenders, borrowers and other participants in China's commercial lending space where lending operations are conducted rapidly, safely, efficiently and with the utmost transparency. For more information: http://www.peakpositioning.com.

For more information, please contact:

CHF Capital Markets

Cathy Hume, CEO

416-868-1079 ext.: 251
cathy@chfir.com

Peak Positioning Technologies Inc.

Johnson Joseph, President and CEO
514-340-7775 ext.: 501
investors@peakpositioning.com

Twitter: @peakfintech

Facebook: @peakfintech

LinkedIn: Peak Positioning

YouTube: Peak Positioning

Forward-Looking Statements / Information:

This news release may include certain forward-looking information, including statements relating to business and operating strategies, plans and prospects for revenue growth, using words including "anticipate", "believe", "could", "expect", "intend", "may", "plan", "potential", "project", "seek", "should", "will", "would" and similar expressions, which are intended to identify a number of these forward-looking statements. Forward-looking information reflects current views with respect to current events and is not a guarantee of future performance and is subject to risks, uncertainties and assumptions. The Company undertakes no obligation to publicly update or review any forward-looking information contained in this news release, except as may be required by applicable laws, rules and regulations. Readers are urged to consider these factors carefully in evaluating any forward-looking information.

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